Amendment #9

to the

AUTOMATIC AND FACULTATIVE

YEARLY RENEWABLE TERM REINSURANCE AGREEMENT

EFFECTIVE April 30, 2000

Between

THE PRUDENTIAL LIFE INSURANCE COMPANY OF AMERICA

(THE COMPANY)

And

MUNICH AMERICAN REASSURANCE COMPANY

(THE REINSURER)

The parties hereby agree to the following:

1.	Section 17, CLAIMS, shall be replaced by the following:

CLAIMS

b.

NOTICE. THE COMPANY will notify THE REINSURER as soon as reasonably possible after THE COMPANY receives a claim for a policy reinsured under this Agreement. In addition, THE COMPANY will provide THE REINSURER with notification of contestable claims along with the relevant documentation, for all claims incurred within the first two policy years on policies where THE REINSURER’s net amount at risk is in excess of $40,000

After THE COMPANY has received all proper claim proofs and paid the claim, THE COMPANY will notify THE REINSURER that a claim is due under this Agreement. THE COMPANY will send THE REINSURER an itemized statement of the benefits paid by THE COMPANY and all relevant information with respect to the claim including the claim proofs. However for incontestable claims, claim proofs will not be required by THE REINSURER if THE REINSURER’s net amount at risk is less than or equal to $100,000 and THE COMPANY has paid the claim. In such cases, THE COMPANY will provide THE REINSURER with the date and cause of death and information adequate to identify the policy for which a claim is being made.

b.

AMOUNT AND PAYMENT OF BENEFITS. As soon as THE REINSURER receives proper claim notice and any required proof of the claim, THE REINSURER will promptly pay the reinsurance benefits due THE COMPANY. THE COMPANY's contractual liability for claims is binding on THE REINSURER. The maximum benefit payable to THE COMPANY under each reinsured policy is the amount specifically reinsured with THE REINSURER.

c.

CLAIM SETTLEMENTS. THE COMPANY will use its standard claim practice and guidelines in the adjudication of all claims on policies reinsured under this Agreement. THE REINSURER has the right to inspect, at THE COMPANY's offices, THE COMPANY's written claims practices and guidelines. Once THE REINSURER has been notified of a Contestable Claim in accordance with subsection a. above, THE REINSURER will have ten business days to review the information and provide its opinion as to whether or not the reinsurance claim is payable.

THE COMPANY will advise THE REINSURER of any intention to contest a claim involving a policy reinsured hereunder and provide THE REINSURER with copies of all relevant documents. THE REINSURER may choose not to participate in the contest of a Contestable Claim. THE REINSURER will have 10 business days after receipt of all relevant data to

Y-UL/VULII-2000-MARC-PLAZ-9

communicate its decision whether to participate in the contested claim. If THE REINSURER chooses not to participate, it will discharge its liability by immediately paying to THE COMPANY the full amount of THE REINSURER’s liability on the portion of the policy reinsured under this Agreement, regardless of any subsequent outcome of such contest.

d.

CLAIM EXPENSES. THE REINSURER will pay its share of any interest paid by THE COMPANY on any claim payment. In addition, THE REINSURER will pay its share of the unusual expense of THE COMPANY of investigating and adjudicating contestable claims. The term “unusual expense” shall mean all expenses of THE COMPANY associated with the contestable claim other than normal and customary claim administration expenses that are commonly incurred with the normal and customary settlement of non-contestable claims. Also, expenses incurred in connection with a dispute or contest arising out of conflicting claims of entitlement to policy proceeds or benefits that THE COMPANY admits are payable are not a claim expense under this Agreement. Notwithstanding the above, THE REINSURER will not be liable for any portion of interest or unusual expenses for any period of time after THE REINSURER chooses not to participate in a contested, compromised or litigated claim.

e.

EXTRACONTRACTUAL DAMAGES. In no event will THE REINSURER participate in punitive or compensatory damages which are awarded against THE COMPANY as a result of an act, omission or course of conduct committed by THE COMPANY in connection with the insurance under this Agreement. THE REINSURER will, however, pay its share of statutory penalties awarded against THE COMPANY in connection with the insurance reinsured under this Agreement. The parties recognize that circumstances may arise in which equity would require THE REINSURER, to the extent permitted by law, to share proportionately in certain assessed damages. Such circumstances are difficult to define in advance, but generally would be those situations in which THE REINSURER was an active party and in writing either directed, consented to, or ratified the act, omission, or course of conduct of THE COMPANY which ultimately results in the assessment of punitive and/or compensatory damages. In such situations, THE COMPANY and THE REINSURER would share such damages assessed in equitable proportions.

For purposes of the provision, the following definitions will apply:

“Punitive Damages” are those damages awarded as a penalty, the amounts of which are not governed or fixed by statute;

“Statutory Penalties” are those amounts that are awarded as a penalty, but are fixed in amount by statute;

“Compensatory Damages” are those amounts awarded to compensate for actual damages sustained, and are not awarded as a penalty, nor fixed in amount by statute.

Y-UL/VULII-2000-MARC-PLAZ-9

In witness of the above, THE COMPANY and THE REINSURER have by their respective officers executed and delivered this Amendment in duplicate on the dates indicated below, with an effective date of December 31, 2005.

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA	MUNICH AMERICAN REASSURANCE COMPANY
By:________________________________	By:______________________________
Title:_______________________________	Title:_____________________________
Date:_______________________________	Date:_____________________________

By:________________________________	By:______________________________
Title:_______________________________	Title:_____________________________
Date:_______________________________	Date:_____________________________

Y-UL/VULII-2000-MARC-PLAZ-9